FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of December 2009.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Release

1.	Announcement regarding dismissal of complaint for preliminary injunction requesting for suspension of holding of the Extraordinary Shareholders Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: December 25, 2009

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

[Translation]

December 25, 2009

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO
(Code Number:8754)

Announcement regarding dismissal of complaint for preliminary injunction requesting for suspension of holding of the Extraordinary Shareholders Meeting

Concerning the preliminary injunction by a group of six shareholders of NIPPONKOA Insurance Company, Limited (the “Company”) against our Representative Director requesting for suspension of holding of the Extraordinary Shareholders Meeting scheduled to be held on December 30, 2009 (the “Complaint”), which was announced in “Announcement regarding our receipt of a complaint for preliminary injunction” dated December 22, 2009, we hereby announce that we have received a decision today from the Tokyo Local District Court to dismiss each of the relief requested in the Complaint.

1. Summary of the Decision

(1) Date of the Decision: December 25, 2009

(2) Details of the Decision

Each relief requested in the Complaint shall be dismissed.

The lawsuit expenses shall be incurred by the plaintiffs.

2. Other

The Extraordinary Shareholders Meeting will be held on December 30, 2009, as scheduled.

END.

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. The Form F-4 has been declared effective and the prospectus contained in the Form F-4 has been mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome, Chiyoda-ku Tokyo, Japan 100-8965
Investor Relations, Corporate Planning Department
Yoko Hirao
Tel: 81-3-3593-5418
E-mail: yoko.hirao@nipponkoa.co.jp
URL: http//www:nipponkoa.co.jp